

December 27, 2011

Via E-mail
Amy Doberman, Esq.
General Counsel
ProShares Trust II
c/o ProShares Capital Management LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

> **Re:** **ProShares Trust II**
> **Registration Statement on Form S-1**
> **Filed November 29, 2011**
> **File No. 333-178212**

Dear Ms. Doberman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We refer to your statements on the prospectus cover page and on page 10 that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you may invest in swap agreements. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. We note that the initial purchases by the initial Authorized Participant will be two Creation Baskets, equal to $2 million per Creation Unit, per Fund. You have only registered $1 million per Fund, however. Please advise.

3. Please tell us what consideration you gave to including a suitability section for potential investors with the prospectus.

4.   Please add disclosure that explains the new CFTC rules on position limits adopted in
        October 2011 and the impact those rules may have on your business.

5.   Throughout the prospectus you state that each Fund may hold "certain variable rate-
        demand notes and collateralized repurchase agreements." Please expand your
        disclosure in the prospectus where appropriate to describe what percentage of your
        assets may be in these certain variable rate-demand notes and collateralized
        repurchase agreements. Please explain further what you mean by "certain" variable
        rate-demand notes. For both of these types of investments, please revise your
        disclosure in the prospectus where appropriate, including in the MD&A, to describe
        the credit and liquidity risks, types of counterparties, types of collateral and key terms
        for these potential investments.

Prospectus Cover Page

6.   Please state whether or not it is the intent of each Fund to track its respective index
        whether positive or negative.

7.   Please state that shareholders who purchase your Shares will receive a Schedule K-1.

Summary, page 1

8.   We note that the fund names include the term "managed". It is unclear from your
        disclosure how these are managed funds. Please clarify.

9.   In paragraph two of the "Overview" section, you state that each Fund will invest in
        Financial Instruments to gain exposure to the applicable index, as a substitute for
        investment directly in Commodities Futures Contracts or Financial Futures Contracts.
        In the first sentence of paragraph three, however, you state that each Fund will
        primarily invest in Commodities Futures Contracts or Financial Futures Contracts.
        Please clarify to what extent the Funds assets will be invested in Commodities
        Futures Contracts or Financial Futures Contracts, and to what extent they will be
        invested in related Financial Instruments.

Description of the Funds' Indexes, page 14

10.   We refer to the example on page 17 provided in your discussion of rebalancing sector
        weights. You note that the Index, assuming energy is long, will rebalance the
        Japanese yen and grains to 6.85% and 11.16%, respectively. This does not match the
        Index weight provided on page 14. Please advise.

11.   Please disclose when the Index and each Sub-Index were developed. We may have
        further comments.

12.   Please describe the procedures or methodology for computing the index weights over time and how often the weighting scheme changes.

13.   We note your disclosure in this section that the sectors are rebalanced monthly and that long or short positions will change monthly. Please explain how this monthly rebalancing and change in long or short positions may affect the performance of each Fund and the level of volatility and risk to investors.

Investment Objectives and Principal Investment Strategies, page 19

14.   Please provide additional disclosure on your investment objectives and strategies. Please revise your disclosure to explain what you mean by "obtain exposure to the Index or to a Sub-Index." For example, if you intend to track the performance of the Index or to a Sub-Index over a certain period of time, please clearly state so and describe the relevant time periods.

15.   On page 1 you state that the Sponsor relies on a pre-determined model to generate orders. Please explain what this model is designed to accomplish, how it was derived and whether it can be changed. If it can be changed, please describe how and when will you notify shareholders.

16.   Please include a detailed discussion of how position limits may impact the Funds.

Swap Agreements, page 19

17.   Please identify, if known, the counterparties to any swap agreements into which you may enter. In addition, indicate the potential percentage of fund assets that you may invest in swap agreements, or indicate if there is a limit on the percentage of fund assets that may be invested in swap agreements. If no such limit exists, please disclose.

18.   You state that the notional amounts reflect the extent of a Fund's total investment exposure under the swap agreement. You also state, however, that each Fund that invests in swaps bears the risk of loss of the net amount. Please revise your disclosure to clarify that each Fund's exposure is the notional amount and revise your risk factor on page 7 and your MD&A section on page 25 accordingly.

Charges, page 27

19.   Please include an estimate of rebalancing costs in the breakeven table or in a footnote thereto.

20.   You refer to expenses that will be paid by the Sponsor in this section. Please revise your disclosure to clarify if the table includes such expenses and to disclose if the Sponsor is contractually required to make such payments.

Litigation, page 68

21.   Please provide all the disclosure required by Item 103 of Regulation S-K for the class action lawsuit in which Louis Mayberg and Michael Sapir have been named defendants.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-1

22.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Signatures, page II-5

23.   Please provide the signature of your controller or principal accounting officer, or tell us why you believe it is not required. In addition, please also provide the signature of the Sponsor or revise the signature page to indicate it has been provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 if you have questions regarding these comments or with any other questions.

                            Sincerely,

                            /s/ Sonia Gupta Barros

                            Sonia Gupta Barros
                            Special Counsel

cc: Kenneth C. Fang, Esq.